United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Attention: Stephen Krikorian, Account Branch Chief
Washington, DC  20549

Re:      The KEYW Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 9, 2015
Form 10-Q for Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-34891

Dear Mr. Krikorian:

On December 4, 2015, The KEYW Holding Corporation notified you that it intended to respond to your letter dated November 25, 2015 by December 17, 2015.

As we have prepared and reviewed our draft responses, we have concluded that we will need additional time so that we may coordinate with certain U.S. Government customers and our outside auditors.

Accordingly, we intend to file our response no later than January 4, 2016.

If you have questions, please contact me at (443) 733-1600.

Sincerely,

/s/ Philip Luci, Jr.
Philip Luci, Jr.
General Counsel